SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)*

                               Counsel Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    22226R102
                                 (CUSIP Number)

                       Michael Katz, Esq., 2 American Lane
             Greenwich, Connecticut 06836-2571, Tel: (203) 862-8000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 21, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

1.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

2.       SEC USE ONLY

3.       SOURCE OF FUNDS*
                  OO

4. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

5.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

6.       SOLE VOTING POWER
                  0

7.       SHARED VOTING POWER
                  0

8.       SOLE DISPOSITIVE POWER
                  0

9.       SHARED DISPOSITIVE POWER
                  0

10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0

11.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

13.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 ("Amendment No. 4") is filed as of January 29, 2004 on behalf of Paloma International L.P. and S. Donald Sussman (the "Reporting Persons") with respect to the common shares, without par value (the "Common Stock") of Counsel Corporation (the "Issuer"). By this Amendment No. 4, the Reporting Persons hereby amend and supplement Schedule 13D filed on September 19, 2003 (the "Original Schedule 13D"), as amended on October 1, 2003, as further amended on November 12, 2003 and January 8, 2004 (the Original Schedule 13D, as amended, shall be referred to as the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Paloma International in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                               $0

ITEM 4.  Purpose of Transaction.

     On January 2, 2004, Amaranth LLC agreed to purchase from Sunrise Partners Limited Partnership ("Sunrise"), a subsidiary of Paloma International L.P., all 6,868,561 shares of Common Stock beneficially owned by Sunrise. The sale previously agreed to was effected on January 21, 2004. As a result, the Reporting Persons are no longer the beneficial owners of more than five percent of the Common Stock.

ITEM 5.  Interest in Securities of the Issuer.

     (a) The Reporting persons beneficially own no shares of Common Stock.

     (b) Not applicable.

     (c) The following transactions were effected by the Reporting Persons since the most recent filing on Schedule 13D:

     On January 21, 2004 the Reporting Persons sold 6,868,561 shares of Common Stock at a price of $1.08 per share and received aggregate proceeds of $7,418,045.88 in connection with such sale. See Item 4.

     (d) Not applicable.

     (e) January 21, 2004

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 29, 2004


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                      By: /s/ Michael J. Berner
                          ---------------------
                              Michael J. Berner
                              Vice President


                  /s/ S. Donald Sussman
                  ---------------------
                      S. Donald Sussman